Exhibit 1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of MIND C.T.I. Ltd. (the “Company”) will be held on Monday April 6, 2009 at 9:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, second floor, Yoqneam 20692, Israel, for the following purposes:

(i)	to appoint Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as the Company’s independent auditor until the close of next year’s Annual General Meeting, in place of the Company’s current independent auditor and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve the continuing service of Monica Eisinger as both (1) President and Chief Executive Officer and (2) Chairperson of the Board of Directors of the Company for a period of up to three years; and

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2008.

Shareholders of record at the close of business on March 10, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. If a shareholder’s shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he should deliver or mail (via registered mail) his completed proxy to MIND C.T.I. Ltd., attention: Legal Counsel, P.O. Box 144, Yoqneam 20692, together with a proof of ownership (ishur baalut), as of the record date, issued by his broker. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Dated: March 9, 2009

MIND C.T.I. LTD.
Industrial Park, Building 7
Yoqneam 20692, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Mind C.T.I. Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2009 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday April 6, 2009 at 9:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

        The agenda of the Meeting shall be as follows:

(i)	to appoint Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as the Company’s independent auditor until the close of next year’s Annual General Meeting, in place of the Company’s current independent auditor, as well as to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to approve the continuing service of Monica Eisinger as both (1) President and Chief Executive Officer and (2) Chairperson of the Board of Directors of the Company for a period of up to three years; and

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2008.

        The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented to the Meeting, as described above. All proxies must be received at least 72 hours prior to time fixed for the Meeting. On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 10, 2009 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about March 16 2009 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

        On March 1, 2009 (and after the Company has repurchased 2,100,000 Ordinary Shares pursuant to its 2008 Buy Back Plan), the Company had outstanding 19,494,010 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 1, 2009, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)

Monica Eisinger	4,200,888	(2)	21.6%
Lloyd I. Miller, III	1,746,460	(3)	9.0%

(1)	Based on 19,494,010 Ordinary Shares outstanding on February 1, 2009.
(2)	Includes 18,000 ordinary shares issuable upon the exercise of vested options.
(3)	Based on a Schedule 13G filed with the SEC on February 12, 2009, Mr. Miller has sole voting and dispositive power with respect to 281,329 Ordinary Shares as a manager of a limited liability company that is the general partner of a certain limited partnership and has shared voting and dispositive power with respect to 1,465,131 Ordinary Shares as an investment advisor to the trustee of certain family trusts.

ITEM 1	–	APPOINTMENT OF INDEPENDENT AUDITORS

        The Company’s current auditor is Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (the “Current Auditor”). At the Meeting, and upon the recommendation of the Company’s Audit Committee and Board of Directors, the shareholders will be asked to approve the appointment of Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu (the “New Auditor”) as the Company’s independent auditor until the Company’s next Annual General Meeting, in place of the Company’s Current Auditor. A report shall be presented to the Meeting of the remuneration to the Current Auditor for audit and non-audit services provided to the Company in the year 2008.

        Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s auditor and to authorize the Board of Directors to determine its remuneration or to delegate the Audit Committee thereof to do so. The Company’s Board of Directors will authorize its Audit Committee to determine the New Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

        The Current Auditor’s reports on our financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Since January 2007, there were no disagreements with our Current Auditor on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which agreements, if not resolved to the satisfaction of the Current Auditor, would have caused it to make a reference to the subject matter of the disagreement in connection with its report.

Vote Required

        Approval of this matter requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy or written ballot, and voting on the matter

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, to appoint Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, in place of the Company’s Current Auditor, and that the Board of Directors be, and it hereby is, authorized to determine its remuneration or to delegate the Audit Committee of the Company to do so.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2	–	APPROVAL OF MONICA EISINGER TO CONTINUE TO SERVE AS BOTH (1) PRESIDENT AND CHIEF EXECUTIVE OFFICER AND (2)CHAIRPERSON OF THE BOARD OF DIRECTORS

        Pursuant to sections 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the chairperson of the board of directors only with the approval of the shareholders. The shareholders may give such approval each time for a period of up to three years from the date of approval.

        Monica Eisinger has served as the President, Chairperson of the Board of Directors and Chief Executive Officer of the Company since the Company’s inception, and the Board of Directors believes that it is in the best interest of the Company to allow Ms. Eisinger to continue to do so. The Company last approved this matter in June 2006 for a period of three years. Even if this matter is approved, Ms. Eisinger, if nominated by the Company’s Board of Directors, will be required to stand for reelection as a director at the 2010 Annual General Meeting of Shareholders. In addition, her service as President, Chief Executive Officer and Chairperson of the Board will each continue to be at the pleasure of the Company’s Board of Directors.

Vote Required

        Approval of this matter requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, which affirmative vote must include at least two-thirds of the Ordinary Shares of non-controlling shareholders (if any) present, in person or by proxy, and voting on the matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the continuing service of Monica Eisinger, as both (1) President and Chief Executive Officer and (2) Chairperson of the Board of Directors of the Company, for a period of up to three years commencing on the date of the Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3	–	FINANCIAL STATEMENTS

        The Company has filed its audited financial statements for the year ended December 31, 2008 (the “Financial Statements”) in its report on Form 6-K, which was filed with the Securities and Exchange Commission on March 9, 2009. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

        The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: March 9, 2009